Exhibit 99.1

The Company Formerly Known As The Cash Store Financial Services Inc. Changes Name and Obtains Stay Extension

EDMONTON, March 4, 2015 /CNW/ - The company formerly known as The Cash Store Financial Services Inc. (the "Company") announces that it has changed its name to 1511419 Ontario Inc.

The Company also obtained an order from the Ontario Superior Court of Justice (Commercial List) ("the Court") granting a stay extension under its current Companies' Creditors Arrangement Act ("CCAA") proceedings to June 1, 2015.

The stay will allow the Company time to complete the transfer of assets pursuant to the transaction with National Money Mart Company that closed on February 6, 2015, to complete any purchase price adjustment pursuant to the transaction and to permit stakeholders to continue to deal with various estate matters.

Further details are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial. The Company will continue to provide updates on its restructuring as matters advance.

About the company formerly known as The Cash Store Financial Services Inc.

The company formerly known as The Cash Store Financial Services Inc. is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". The Company does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of the company formerly known as The Cash Store Financial Services Inc. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. In particular, statements about the receipt of any court or other approvals, the anticipated outcomes of any transaction described above and any other statements about the Company's future expectations, goals, beliefs or prospect are forward looking information. These statements are based on our current expectations about our business, and upon various estimates and assumptions. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, the inability of the Company to obtain any court approvals in respect of its CCAA proceedings or the inability to obtain such approvals on the expected terms or schedule, the inability to obtain any necessary regulatory approvals, the inability of the Company to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by the Company, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to the Company and other factors that could affect the Company's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information: William Aziz, Chief Restructuring Officer, baziz@bluetreeadvisors.com; Media: Joel Shaffer, Longview Communications, 416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 19:14e 04-MAR-15